LOEB & LOEB LLP
345 Park Avenue
New York, NY 10154

January 17, 2014

U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, DC. 20549
Attn: Mr. John Cash

Re:	Lihua International, Inc. Form 10-K for the year ended December 31, 2012 Filed March 18, 2013

Form 10-Q for the quarter ended September 30, 2013
Filed November 12, 2013 File No. 1-34445

Dear Mr. Cash,

On behalf of our client, Lihua International, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated November 20, 2013 (the “Staff’s Letter”) regarding the Company’s Form 10-K and Form 10-Q.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

1.                  We note your disclosures regarding why sales volumes of CCA and copper wire products appear to exceed disclosed production capacities. We also note sales volumes of these products have continued to increase and now appear to exceed disclosed production capacities by almost 50%. Please revise future filings to disclose the percentage of copper wire products you sell with diameters less than 1.6 mm and the percentage of copper wire products you sell with diameters greater than 1.6 mm during each period presented. Also, please revise future filings to quantify copper wire production capacity for products with diameters greater than 1.6 mm.

Mr. John Cash
U.S. Securities and Exchange Commission
January 17, 2014

Response: In future filings commencing with the Annual Report on Form 10K for the fiscal year ended December 31, 2013, the Company will provide such additional disclosure. Set forth below is an example of such disclosure based on the fiscal year ended December 31, 2012.

“The copper wire products we produce have diameters ranging between 1.65mm – 2.6mm (the “fine wire”) and superfine wire products with diameters ranging between 0.03mm – 1.6mm (the “superfine wire”). In fiscal year 2012, the sales of fine wire and superfine wire were 57% and 43%, respectively, of total sales of our copper wire products, and 60% and 40%, respectively, of volume of our copper wire products sold.

As of December 31, 2012, we operated approximately 80 high speed wire drawing machines which draw CCA rod or larger diameter fine copper wire into much finer diameter wires, with a total capacity of approximately 6,000 – 8,000 tons per annum of CCA wire and approximately 20,000 – 25,000 tons per annum of superfine wire. We also have four fine wire drawing machines with annual drawing capacity of 50,000 – 100,000 tons of fine wire products. We produce wire products with different diameters depending on customer requirements and thus our actual production of wire products in a particular period fluctuates depending on the orders that we received during that period. In 2012, we sold 6,938 tons of CCA wire and a total of 39,335 tons of fine wire and superfine wire products.”

Significant Factors Affecting Our Results of Operations. page 44

2.                  Since copper prices significantly affect your business and materially impact sales prices, cost of sales, and gross profit margins, please revise future filings to provide pricing information for copper from COMEX, or a comparable source, during each period presented. As part of your copper pricing information, please disclose the average price for each period presented, the highest monthly average price, and the lowest monthly average price, indicating the referenced months.

Response: Since the Company produces and sells its products in China, the product sales prices are impacted by the average copper price quoted in the commodity exchanges in China, rather than COMEX. The Shanghai Changjiang Commodity Market is one of the most popular commodity exchange markets in China, for which commodity prices are widely used in China. To address the Staff’s comment, the Company will provide the disclosure requested in future filings similar to the following example:

“For the year ended December 31, 2012, the average copper price published by the Shanghai Changjiang Commodity Market was $7,750 per ton. During the year, the highest monthly average price was $8,072 per ton (in the month of March 2012), and the lowest monthly average price was $7,456 per ton (in the month of June 2012).

Mr. John Cash
U.S. Securities and Exchange Commission
January 17, 2014

For the year ended December 31, 2011, the average copper price published by the Shanghai Changjiang Commodity Market was $8,767 per ton. During the year, the highest monthly average price was $9,701 per ton (in the month of February 2011), and the lowest monthly average price was $7,402 per ton (in the month of October 2011).”

Results of Operations, page 47

3.                  In your discussions of sales you quantify the impact of changes in volumes sold and changes in average sales prices. Please revise future filings to not only quantify the impact of changes in volume and changes in price on sales, but to also analyze and discuss the reasons for the underlying changes when material and determinable.

Response: The Company will provide additional disclosure as requested in its future filings. For illustrative purposes, using the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company has discussed the reasons of sales volume changes in the three major products in its filing:

“The overall sales volume increase of 53.1% in 2012 over 2011 is the result of additional production from two new smelters added in June 2012. Sales volume of CCA and copper wire in 2012 has grown 33.2% from fiscal year 2011 as a result of the copper rod smelter annual capacity increase to 50,000 tons in October 2011.

Sales volume of copper anode in 2012 has grown 52.4% from 2011 primarily as a result of the additional production from two new copper anode smelters which were completed and started production in June 2012. The 432.7% year over year copper rod sales volume increase was the result of full year production from the increased copper rod capacity in 2012 after the October 2011 rod smelter capacity expansion.”

The Company will also provide additional discussion of the average sales price changes:

“The average sales price decreased by 12.5% in 2012, primarily as a result of the decrease in copper prices. For the year ended December 31, 2012, the average copper price published by the Shanghai Changjiang Commodity Market was $7,750 per ton, compared to the 2011 average of $8,767 per ton, representing a drop of 11.6%. In 2011, the Company sold copper rod only in the last quarter, which copper market price was lower than the yearly average of 2012. As a result, the Company recorded an increase in the average price of copper rod in 2012. ”

4.                  It appears that a key metric to your earnings is the spread between your average sales prices and the cost of scrap copper you purchase in any given period. Please revise future filings to disclose this key metric, along with an explanation of its calculation and an analysis explaining the reasons for material changes during each period presented.

Response: Since the Company essentially operates on a processor model, and scrap copper is one of the major raw materials in its products, its profitability is somewhat correlated with the spread between the copper price and scrap copper price. However, the Company cannot use this as a direct and key metric to its earnings since it has other products such as CCA wire, which do not use scrap copper as raw material.

Mr. John Cash
U.S. Securities and Exchange Commission
January 17, 2014

Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies, Impairment of long-lived assets, page F-10

5.                  Please revise future filings to delete the reference including goodwill, if any since if you had goodwill you would be required to evaluate it for impairment in accordance with ASC 350-20-35.

Response: The Company will revise future filings to delete the reference “including goodwill, if any.”

Form 10-Q for the Period Ended September 30, 2013 General

6.                  Please also comply with the comments related to your Form 10-K in all future quarterly filings.

Response: The Company will comply with the comments related to your Form 10-K in all future quarterly filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 32

7.                  We note you attribute the decline in sales volumes of CCA and copper wire products during the period ended September 30, 2013 to “the temporary suspension of production for about 10 days as a result of drawing machine relocation from the old plant to a new factory on the 30-acre site, to better streamline all wire production, and create space for new product and test equipment in the old factory.” Since we assume the relocation was scheduled and known for some time, it appears to us it was a known event, likely to impact your results of operations, which should have been disclosed and discussed in prior exchange act filings. Please revise future filings to disclose and discuss known events and/or trends that may impact your results of operations on a timely basis.

Mr. John Cash
U.S. Securities and Exchange Commission
January 17, 2014

Response: The decision to relocate the old drawing machines was made in the third quarter, after the Company hired a new head manager of Lihua Electron on July 1, 2013. The relocation of old drawing machines to be adjacent to the new drawing machine factory was a result of the new manager’s operational review and decision. In future filings the Company will disclose and discuss any known events and/or trends that may impact our results of operations on a timely basis.

Liquidity and Capital Resources, Capital expenditures, page 39

8.                  In your Form 10-K, you estimated that capital spending for production equipment for new CCA cable and wire products and construction of a new site would be approximately $15–20 million during 2013. During the nine months ended September 30, 2013, we note you have spent $4.3 million for production equipment and the ongoing build out of your new 30 acre plant site. In future filings please provide more detailed disclosures regarding the current status of material capital spending projects, including, if applicable, any changes in estimated costs or expected completion dates.

Response: Going forward, in future quarterly and annual filings the Company will provide more detailed disclosures as requested regarding the current status of material capital spending projects, including actual spending up to period end, any changes in estimated costs and expected completion date.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (212) 407-4122 with any questions.

Sincerely,
/s/ Tahra T. Wright

Tahra T. Wright